UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Interleukin Genetics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

458738101

(CUSIP Number)

Jonathan S. Groat

Delta Dental Plan of Michigan, Inc.

4100 Okemos Road

Okemos, MI 48864

(517) 347-5451

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458738101

1.	Name of Reporting Person. Delta Dental Plan of Michigan, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,928,961
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,928,961
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,928,961
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 6.3%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based on Interleukin Genetics, Inc. (the “Issuer”) having 172,683,342 shares of its common stock, par value $0.001 per share (“Common Stock”) outstanding as of December 23, 2014, which is the sum of the number of outstanding shares of Common Stock reported in the Issuer’s Form 10-Q filed on November 13, 2014 plus an aggregate of 50,099,700 shares of Common Stock issued by the Issuer to certain purchasers on December 23, 2014, as described in Item 4 below.

Explanatory Note

This statement constitutes Amendment No. 3 to the Schedule 13D filed by Delta Dental Plan of Michigan, Inc. (“DDMI”) on July 9, 2012 and amended by Amendment No. 1 filed by DDMI on May 28, 2013 (“Amendment No. 1”) and Amendment No. 2 filed by DDMI on April 3, 2014 (“Amendment No. 2”), related to the common stock, par value $0.001 per share (the “Common Stock”) of Interleukin Genetics, Inc. (the “Issuer”). This Amendment No. 3 is being filed to report a change in the percentage of Common Stock beneficially owned by DDMI, which has resulted from changes in the aggregate outstanding Common Stock of the Issuer. There has been no change in the amount of shares of Common Stock beneficially owned by DDMI as a result of acquisitions or dispositions. Except as specifically set forth herein, the Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, remains unmodified.

Item 4 is hereby amended to add the following:

Item 4.	Purpose of Transaction

On December 23, 2014, the Issuer entered into a Securities Purchase Agreement with various accredited investors (the “Purchasers”), pursuant to which the Issuer sold securities to the Purchasers in a private placement transaction (the “Offering”). Under the terms of the Offering, the Issuer sold an aggregate of 50,099,700 shares of its Common Stock to the Purchasers. The Purchasers also received warrants to purchase up to an aggregate of 50,099,700 shares of Common Stock at an exercise price of $0.1003 per share. DDMI did not acquire any securities in the Offering.

As a result of the Offering, the total number of outstanding shares of Common Stock of the Issuer has increased since DDMI filed Amendment No. 2, such that DDMI’s percentage ownership has decreased. This Amendment No. 3 is being filed to report this change in DDMI’s current percentage ownership.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.	Interest in Securities of the Issuer

(a)	DDMI beneficially owns 10,928,961 shares of the Issuer’s Common Stock, which is approximately 6.3% of the Issuer’s outstanding Common Stock. This percentage is based on the Issuer having 172,683,342 shares of its Common Stock outstanding as of December 23, 2014, which is the sum of the number of outstanding shares of Common Stock reported in the Issuer’s Form 10-Q filed on November 13, 2014 plus an aggregate of 50,099,700 shares of Common Stock issued in the Offering. In addition, the calculation assumes no outstanding warrants, options or other rights to obtain Common Stock have been exercised by their holders except as otherwise indicated by the Issuer.

(b)	DDMI has sole voting and dispositive power over 10,928,961 shares of Common Stock and no shared voting or dispositive power over any shares of Common Stock.

(c)	None.

(d)	None.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2015	Delta Dental Plan of Michigan, Inc., a Michigan nonprofit corporation

	By:	/s/ Jonathan S. Groat
	Name:	Jonathan S. Groat
	Title:	Vice President and General Counsel

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).